UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): September 25, 2008

GLOBETECH ENVIRONMENTAL, INC.
(Exact name of registrant as specified in Charter)

Nevada	000-27737	77-0454856
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employer Identification No.)

7716 W Rutter Pkwy
Spokane, WA 99208
(Address of Principal Executive Offices)(Zip Code)

(509) 990-6778
(Issuer Telephone number)

#700-300 South Fourth Street
Las Vegas, Nevada 89101
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.   Entry into a Material Definitive Agreement.

On September 26, 2008, Globetech Environmental, Inc. (the "Company") entered into a Promissory Note and Security Agreement with Globe-Tek, LLC ("GT LLC"). Pursuant to the terms of the Note and Security Agreement, GT LLC agreed to loan to the Company an initial amount of $50,000 and additional amounts, as determined by GT LLC in its sole discretion, up to a total of $400,000. As security for advances under the Note and Security Agreement, the Company granted to GT LLC a first lien on substantially all of the assets of the Company.

The initial advance under the Note is required to be used to pay amounts owing to an existing supplier and creditor of the Company to secure release of any claims to two machines for delivery by the Company to a customer. Advances under the Note bear interest at 6% per annum and are due in payable in full on December 31, 2008.

Donald Sampson, CEO of the Company is a co-maker of the Note and will be released from liability under the Note once GT LLC receives verification of the payment of the initial advance to the supplier.

GT LLC is not affiliated with the Company but may be deemed to be affiliated with Tech-Rock LLC and MedRock LLC, customers and creditors of the Company.

Item 2.03.   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

See Item 1.01 above.

Item 9.01.   Financial Statements and Exhibits.

      (d)   Exhibits

          10.1   Promissory Note for Multiple Advances between Globetech Environmental, Inc. and Globe-Tek LLC

          10.2   Security Agreement between Globetech Environmental, Inc. and Globe-Tek LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

                          GLOBETECH ENVIRONMENTAL, INC.

Dated: September 26, 2008   By: /s/ Donald Sampson

                          Donald Sampson
                          President

Exhibit 10.1

PROMISSORY NOTE FOR MULTIPLE ADVANCES

$400,000   September 23, 2008
                                                               Spokane, Washington

FOR VALUE RECEIVED, Globetech Environmental, Inc., a Washington corporation and Donald Sampson (jointly and severally, the "Maker"), jointly and severally promise to pay to the order of Globe-Tek, LLC., a Washington limited liability company (the "Holder"), on December 31, 2008 (the "Maturity Date"), without demand, the principal amount of all loans made by the Holder to the Maker under the terms of this Note (each an "Advance" and collectively the "Advances") plus simple interest on the unpaid Advances at an annual rate of six percent (6%) per annum together with any and all costs, expenses, and other charges due and payable on this Promissory Note for Multiple Advances ("Note"). The aggregate principal amount of all Advances outstanding hereunder shall not exceed Four Hundred Thousand Dollars ($400,000), and no Advance shall be made after the Maturity Date.

The unpaid principal shall be the total amount advanced hereunder, less the amount of the principal payments made hereon. The Maker warrants that this loan and all funds advanced hereunder are exclusively for commercial or business purposes related to the business of Maker. This Note is given to avoid the execution of an individual Note for each advance made by Holder.

It is anticipated that Advances shall be made on the following schedule for the following purposes:

A.   On or about September 24, 2008 Holder shall make an advance in the amount of Fifty Thousand Dollars ($50,000). Maker represents and warrants that the entire amount of this Advance shall be forwarded to Logmed GmbH for payment to Maschinen-Anlagenbau u. Services ("MAS") for the benefit of Maker's account. The proceeds of this Advance shall be forwarded by Maker to Logmed GmbH no later than the next business day after receipt. It shall be a condition precedent to this Advance that the Holder shall have received notice, written in the English language, from MAS, addressed to Maker, Holder and Tech-Rock, LLC, in form satisfactory to Holder and Tech-Rock, LLC, that upon receipt of this payment of $50,000, MAS shall release any and all claims, liens and interest in the Utrecht machine (Logmend Model 200SL, machine number 926) and the Logmed II-100, serial number K-NR.57.801, which machine is currently located in Spokane, Washington. The notice shall further authorize Tech-Rock, LLC, or its agent, to take possession of and remove the Utrecht machine from the MAS facility.

B.   Holder may, at its sole and absolute discretion and not being under a compulsion to do so, make additional one or more additional Advances of up to an additional Three Hundred Fifty Thousand Dollars ($350,000). Holder may place such terms and conditions upon such additional Advances as shall be solely satisfactory to Holder.

C.   Upon receipt of confirmation from MAS, written in the English language, that it has received the $50,000 and any additional Advance (if such written confirmation is a term or condition of such additional Advance), Holder shall release Donald Sampson as a Maker of this Note.

1. Definitions.

(a) Cure Period. The term "Cure Period" means a period of ten (10) days from the time the Maker receives notice of a Default.

(b) Default. The term "Default" means any of the following events:

(i) the Maker at any time fails to pay, when due, any sum owing on this Note; or

(ii) the Maker breaches or fails to perform any obligation under this Note or any other agreement between the Maker and the Holder; or

(iii) the Maker files or is served with any petition for relief under the 11 U.S. C. § 1 et seq. or any similar federal or state statute, or a proceeding is instituted against the Maker seeking a readjustment of the Maker's indebtedness; or

(iv) the Maker assigns any of its assets for the benefit of its creditors; or

(v) an action is commenced to appoint, or the Maker consents to the appointment of a receiver or trustee for all or any part of the Maker's property; or

(vi) the Maker admits, in writing, its inability to pay its debts as they become due; or

(vii) the Maker becomes insolvent; or

(viii) a court of competent jurisdiction enters an order approving a petition seeking a reorganization of the Maker or appointing a receiver, trustee, or other similar official of substantially all of Maker's assets.

(c) Default Rate. The term "Default Rate" means the rate of interest otherwise payable on this Note plus seven percent (7%).

2. Interest. All sums owing on this Note shall bear interest from the date of this Note until paid, at a fixed rate of six percent (6%) per annum. Should the Maker default

on any of the obligations specified in this Note, all sums owing on the Note shall bear interest at the Default Rate.

3. Maturity . On or before the 31st day of December, 2008, the Maker shall pay all unpaid principal and interest remaining due on the Note, and shall pay any and all costs, expenses, and other charges due and payable on this Note. All payments shall be made in the lawful currency of the United States of America. All payments shall be made to the Holder at


Globe-Tek, LLC.
5312 N. Vista Ct.
Spokane, WA 99212


or at such other place as the Holder may specify in writing.

4. Prepayment. The Maker may prepay any amount owing on this Note without incurring any additional charge.

5. Authorization. Prior to execution this Note shall have been duly authorized by Maker's Board of Directors. Upon request Maker shall deliver to Holder a copy of the minutes of the meeting of the Board of Directors or a copy of the consent of directors authorizing the Maker to enter into this Note and grant security interests in all of Makers assets and authorizing the undersigned to execute the Note and all necessary security agreements and financing statements on behalf of Maker.

6. Security. The payment of all sums owing on this Note shall be secured by a first priority lien upon all of the Maker's assets, evidenced by a security agreement between the Maker and the Holder in the forms attached hereto and by this reference incorporated herein.

7. Notice of Default; Cure. Upon a Default, the Holder shall deliver written notice of the Default to the Maker. The Maker shall have the right to cure, within the Cure Period, any Default described in Section l(b)(i) or (ii) of this Note. The Maker may not cure a Default described in Section l (b)(iii) through (viii) of this Note. If the Maker fails to cure a Default within the Cure Period, or is prohibited from curing the Default, the Holder may accelerate all amounts owing on the Note. Such accelerated amounts shall become immediately due and payable. If the Holder accelerates the amounts due under this Note, the Holder shall have the right to pursue any or all of the remedies provided in this Note, including, but not limited to, the right to bring suit on the Note.

8. Remedies. Upon a Default and expiration of any applicable Cure Period, the Holder shall have all rights available to it at law or in equity, including all rights available under the Washington Uniform Commercial Code. Any unpaid balance outstanding at the time of a Default, and any costs or other expenses incurred by the Holder in realizing on this Note, shall bear interest at the Default Rate. All rights and remedies granted under this Note shall be deemed cumulative and not exclusive of any other right or remedy available to the Holder.

9. Attorneys' Fees, Costs, and Other Expenses. Maker agrees to pay all costs and expenses which the Holder may incur by reason of any Default, including, but not limited to, reasonable attorneys' fees, expenses, and costs incurred in any action undertaken with respect to this Note, or any appeal of such an action. Any judgment recovered by the Holder shall bear interest at the Default Rate.

10. Transfer; Obligations Binding on Successors. The Maker may not transfer any of its rights, duties, or obligations under this Note without the prior written consent of the Holder. This Note, and the duties set forth in the Note, shall bind the Maker and its successors and assigns. All rights and powers established in this Note shall benefit the Holder and its successors and assigns.

11. Notices. Any notice, consent, or other communication required or permitted under this Note shall be in writing and shall be deemed to have been duly given or made either (1) when delivered personally to the party to whom it is directed (or any officer or agent of such party), or (2) three days after being deposited in the United States' certified or registered mail, postage prepaid, return receipt requested, and properly addressed to the party. A communication will be deemed to be properly addressed if sent to the Maker at:


Globetech Environmental, Inc.
7716 W. Rutter Parkway
Spokane, WA 99208


or if sent to the Holder at:


Globe-Tek, LLC.
5312 N. Vista Ct.
Spokane, WA 99212


With copies to:


Gregory B. Lipsker, PLLC
601 W. Main Ave., Suite 1012
Spokane, WA 99201


The Maker or the Holder may at any time during the term of this Note change the address to which notices and other communications must be sent by providing written notice of a new address within the United States to the other party. Any change of address will be effective ten (10) days after notice is given.

12. Governing Law. This Note will be construed and the rights, duties, and obligations of the parties will be determined in accordance with the laws of the State of Washington.

13. Headings. Headings used in this Note have been included for convenience and ease of reference only, and will not in any manner influence the construction or interpretation of any provision of this Note.

14. Entire Agreement. This Note represents the entire understanding of the parties with respect to the subject matter of the Note. There are no other prior or

contemporaneous agreements, either written or oral between the parties with respect to this subject.

15. Waiver. No right or obligation under this Note will be deemed to have been waived unless evidenced by a writing signed by the party against whom the waiver is asserted, or by its duly authorized representative. Any waiver will be effective only with respect to the specific instance involved, and will not impair or limit the right of the waiving party to insist upon strict performance of the right or obligation in any other instance, in any other respect, or at any other time.

16. Severability. The parties intend that this Note be enforced to the greatest extent permitted by applicable law. Therefore, if any provision of this Note, on its face or as applied to any person or circumstance, is or becomes unenforceable to any extent, the remainder of this Note and the application of that provision to other persons, circumstances, or extent, will not be impaired.

17. References. Except as otherwise specifically indicated, all references in this Note to numbered or lettered sections or subsections refer to sections or subsections of this Note. All references to this Note include any subsequent amendments to the Note.

18. Venue. The Maker agrees that any action on this Note must be brought in a court of appropriate jurisdiction in Spokane County, Washington.

19. Maximum Interest. Notwithstanding any other provisions of this Note, any interest, fees, or charges payable by reason of the indebtedness evidenced by this Note shall not exceed the maximum permitted by law.

ORAL AGREEMENTS OR ORAL COMMITMENTS TO LOAN MONEY, EXTEND CREDIT, OR FOREBEAR FROM ENFORCING REPAYMENT OF A DEBT ARE NOT ENFORCEABLE UNDER WASHINGTON LAW.

MAKER: Globetech Environmental, Inc.

                                          /s/ Donald Sampson
                                          _____
                                          By: Donald Sampson
                                          Its: President

                                          /s/ Donald Sampson
                                          _____
                                          Donald Sampson, Individually

Exhibit 10.2

SECURITY AGREEMENT

This Security Agreement (this "Agreement") is entered into as of the 24rd day of September, 2008, by Globetech Environmental, Inc, a Washington corporation, with an address of 7716 W. Rutter Parkway, Spokane, Washington 99208 (the "Debtor"), for the benefit of Globe-Tek, LLC, a Washington limited liability company, with an address of 1362 N. Vista Ct, Spokane, Washington 99212, Tech-Rock, LLC, an Alaska limited liability company, with an address of 1362 N. Vista Ct, Spokane, Washington 99212, and MedRock, LLC, an Alaska limited liability company, with an address of 1362 N. Vista Ct, Spokane, Washington 99212 (collectively the "Secured Party").

R E C I T A L S:

A. The Debtor, together with other parties, is executing a Secured Promissory Note for Multiple Advances ("Note") with a maximum advancement amount of Four Hundred Thousand and no/100 Dollars ($400,000.00) made payable to GK-Waste, LLC.

B. Tech-Rock, LLC has previously purchased and paid in full Debtor for three waste sterilization machines, for a total purchase price of One Million Five Hundred Thousand and 00/100 Dollars ($1,500,000), but Debtor has not yet paid in full for the manufacture of such machines or delivered such machines to Tech-Rock, LLC.

C. MedRock, LLC, has previously purchased and paid in full Debtor for two waste sterilization machines, for a total purchase price of One Million Three Hundred Seventy Five Thousand and 00/100 Dollars ($1,375,000), but Debtor has not yet paid in full for the manufacture of such machines or delivered such machines to MedRock, LLC.

D.   GK Waste, LLC, Tech-Rock, LLC, and MedRock, LLC each have the same members.

E. The Debtor has agreed to grant Secured Party a security interest in all the assets of Debtor to secure (i) payment of the Promissory Note, (ii) manufacture, payment in full, and delivery of the machines to Tech-Rock, LLC, and (iii) manufacture, payment in full, and delivery of the machines to MedRock, LLC

NOW, THEREFORE, the Debtor hereby agrees with the Secured Party as follows:

ARTICLE I. DEFINITIONS

"Collateral" means all of the Debtor's rights, title and interest in all of the assets of Debtor both tangible and intangible, including, but not limited to all copyrights, license rights, patent applications (including, but not limited to U.S. Patent Application No. 12/236,061 to Sampson, entitled, "Bio-Waste Sterilizer," filed September 23, 2008, PCT Patent Application No.PCT/US08/77415 to Sampson, entitled, "Bio-Waste Sterilizer," filed

September 24, 2008), patents (either derived from the patent applications or otherwise), patent rights, trademarks (including, but not limited to U.S. Trademark Application No. 77/456,397 to Globetech Environmental, Inc., entitled "GT Waste Sterilizer," filed April 23, 2008), trade names, intellectual property, good will, technical assets, computer programs, engineering, engineering drawings and designs, and all rights to applications for patents or trademarks, and accounts receivable.

"Event of Default" means any Event of Default (as defined in the Promissory Note).

"Obligations" means any and all obligations and liabilities of every nature of the Debtor to the Secured Party arising out of or in connection with the Promissory Note or this Agreement. The Obligations shall specifically include any and all principal, interest (including without limitation interest that, but for the filing of a petition in bankruptcy, would accrue on such obligations), fees, expenses, indemnities or other obligations or liabilities, whether voluntary or involuntary, direct or indirect, absolute or contingent, liquidated or unliquidated, whether or not jointly owed with others, and whether or not from time to time decreased or extinguished and later increased, created, or incurred, as well as any and all of such obligations or liabilities that are paid, to the extent such payment is avoided or recovered directly or indirectly from the Secured Party as a preference, fraudulent transfer, or otherwise, together with any and all extensions or renewals of the foregoing.

ARTICLE II.   GRANT OF SECURITY INTEREST

To secure the payment and performance of the Obligations, the Debtor hereby grants to the Secured Party a continuing security interest in the Collateral and assigns the Collateral to the Secured Party.

ARTICLE III.   COVENANTS OF THE DEBTOR

The Debtor shall fully perform each of the covenants set forth below.

3.1   Further Documentation

At its own expense, the Debtor shall execute and deliver any financing statement, any renewal, substitution or correction thereof or any other document; and shall take any such further action as the Secured Party may require in obtaining the full benefits of this Agreement.

3.2   Filing Fees

The Debtor shall pay all costs of filing any financing, continuation or termination statement with respect to the security interest granted herein.

3.3 Liens

Except for any security interest granted by Debtor to its primary lender to secure bank financing, the Debtor will neither create nor permit the creation of any lien, charge, pledge, security interest, encumbrance or other claim or interest in the Collateral without the prior written consent of the Secured Party.

3.4 Disposition of Collateral

The Debtor shall not sell, transfer or otherwise dispose of any of the Collateral without the prior written consent of the Secured Party.

3.5 Indemnification

The Debtor agrees to pay, and to indemnify the Secured Party and hold the Secured Party harmless from, all liabilities, costs and expenses (including legal fees and expenses) in connection with protecting or realizing on the Collateral, enforcing any rights or remedies of the Secured Party or otherwise arising out of this Agreement.

3.6 Notices

The Debtor will advise the Secured Party promptly in reasonable detail (a) of any lien, charge, pledge, security interest, encumbrance or other claim or interest asserted against any of the Collateral and (b) of the occurrence of any other event that could reasonably be expected to have a material adverse effect on the Collateral.

3.7 Further Assurances

The Debtor agrees to take all actions which the Secured Party may request to perfect or maintain the perfection of the security interest granted herein and the Debtor authorizes the Secured Party to take such actions on behalf of the Debtor, including without limitation filing (including electronic or facsimile filing) financing statements describing the Collateral, which may include descriptions broader than as set forth in this Agreement. The Debtor agrees that where allowed by law, a carbon, photographic or other reproduction of a financing statement or this Agreement is sufficient as a financing statement.

ARTICLE IV. REPRESENTATIONS AND WARRANTIES

The Debtor hereby makes the following representations and warranties:

4.1 Title to Collateral

Except for obligations to MAS (as defined in the Note) the Debtor has good and marketable title to all of the Collateral, free and clear of all liens, charges, pledges, security interests, encumbrances or other claims or interests except for any security interest granted to Debtor's primary lender to secure bank financing.

4.2 No Impairment of Collateral

None of the Collateral shall be impaired or jeopardized because of the security interest granted herein.

4.3 Other Agreements

The execution and delivery of this Agreement, the consummation of the transactions provided for herein, and the fulfillment of the terms hereof will not result in the breach of any of the terms, conditions, or provisions of, or constitute a default under, or conflict with or cause any acceleration of any obligation under any agreement or other instrument to which the Debtor is a party or by which the Debtor is bound or result in the violation of any applicable law.

4.4 No Approvals

No approvals of any governmental entity or third party are required in connection with the security interest herein granted.

4.5 Authority

The Debtor has full power and authority to grant to the Secured Party a security interest in the Collateral.

ARTICLE V.   THE SECURED PARTY'S RIGHTS WITH RESPECT TO THE COLLATERAL

5.1 No Duty on the Secured Party's Part

The Secured Party shall not be required (except at its option upon the occurrence of any Event of Default) to realize upon any Collateral; collect the principal, interest or payment due thereon or exercise any rights or options of the Debtor pertaining thereto; make presentment, demand or protest; give notice of protest, nonacceptance or nonpayment; or do any other thing for the protection, enforcement or collection of any Collateral. The powers conferred on the Secured Party hereunder are solely to protect the Secured Party's interests in the Collateral and shall not impose any duty upon the Secured Party to exercise any such powers. The Secured Party shall be accountable only for amounts that the Secured Party actually receives as a result of the exercise of such powers; and neither the Secured Party nor any of its officers, directors, employees or agents shall be responsible to the Debtor for any act or failure to act hereunder.

5.2 Right to Assign

The Secured Party may assign or transfer the whole or any part of the Obligations and may transfer therewith as collateral security the whole or any part of the Collateral; and all obligations, rights, powers and privileges herein provided shall inure to the benefit of the assignee and shall bind the successors and assigns of the parties hereto.

5.3 Duties Regarding Collateral

Beyond the safe custody thereof, the Secured Party shall not have any duty as to any Collateral in its possession or control, or as to any preservation of any rights of or against other parties.

ARTICLE VI. THE SECURED PARTY'S RIGHTS AND REMEDIES

6.1 Acceleration; Remedies

(a) Upon the occurrence of any Event of Default, the Secured Party shall have all rights and remedies available to it under the Promissory Note and this Agreement and any other related documents or agreements or available to it at law or in equity, including without limitation the Uniform Commercial Code. The Secured Party may proceed to enforce of such rights and remedies or realize on any or all security for the Obligations in any manner or order it deems expedient without regard to any equitable principes of marshaling or otherwise. No failure or delay on the part of the Secured Party in exercising any right, power or privilege hereunder and no course of dealing shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any right, power or privilege. The rights and remedies of the Secured Party are cumulative and not exclusive of any rights or remedies that the Secured Party would otherwise have. No notice to or demand on the Debtor, in any case, shall entitle the Debtor to any other or further notice or demand in similar or other circumstances or shall constitute a waiver of the right of the Secured Party to any other or further action in any circumstances without notice or demand.

6.2 Notice of Sale

The Debtor hereby acknowledges and agrees that written notice mailed to the Debtor at the address designated herein ten days prior to the date of public or private sale of any of the Collateral shall constitute commercially reasonable notice.

6.3 Disposition of Collateral

In addition to all other rights and remedies available to the Secured Party upon the occurrence of an Event of Default, the Secured Party may dispose of any of the Collateral at public or private sale in its then present condition or following such preparation and processing as the Secured Party deems commercially reasonable. The Secured Party has no duty to prepare or process the Collateral prior to sale. The Secured Party may disclaim warranties of title, possession, quiet enjoyment and the like. Such actions by the Secured Party shall not affect the commercial reasonableness of the sale. Further, the Secured Party may comply with any applicable state or federal law requirements in connection with a disposition of the Collateral and compliance will not be considered adversely to affect the commercial reasonableness of any sale of the Collateral.

ARTICLE VII. GENERAL PROVISIONS

7.1 Termination of Agreement

This Agreement shall remain in full force and effect until the Obligations have been fully and finally discharged.

7.2 Severability

If any provision of this Agreement is for any reason and to any extent determined by a court of competent jurisdiction to be invalid or unenforceable, the remainder of this Agreement will be interpreted so as best to reasonably effect the intent of the parties hereto. The parties agree to use their best efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision which is mutually agreeable so as to achieve, to the greatest extent possible, the economic, business and other purposes of the void or unenforceable provision.

7.3 Waiver

No waiver by any party of any breach of any provision hereof shall constitute a waiver of any other breach of that or any other provision hereof.

7.4 Assignment

The Debtor may not assign this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the Secured Party. All rights, powers, privileges and immunities herein granted to the Secured Party shall extend to its successors and assigns and any other legal holder of this Agreement, with full right by the Secured Party to assign and/or sell the same.

7.5 Successors

Subject to the foregoing restrictions on assignment, the rights and obligations of the parties hereto shall inure to the benefit of, and be binding and enforceable upon, the respective successors and assigns of the parties.

7.6 Governing Law; Venue

This Agreement shall be governed by, and interpreted under, the laws of the State of Washington applicable to contracts made and to be performed therein, without giving effect to the principles of conflicts of law. The parties hereto hereby agree that any legal suit, action or proceeding arising out of or relating to this Agreement must be instituted in a federal or state court located in the County of Spokane, State of Washington.

7.7 Notices

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission) to each party at the address (or at such other address for a party as shall be specified by like notice) set forth below provided, however, that notices sent by mail will not be deemed given until received.

"Debtor"

Globetech Environmental, Inc.
7716 W. Rutter Parkway
Spokane, WA 99208

"Secured Party"

GLOBE – TEK, LLC
5312 N. Vista Ct.
Spokane, WA 99212

7.8 Attorney's Fees

In any action including, without limitation, mediation or arbitration between the parties to enforce any of the terms of this Agreement, the prevailing party shall be entitled to recover expenses, including reasonable attorney's fees.

7.9 Counterparts

This Agreement may be executed in any number of counterparts, each of each of which will be an original, but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, the Debtor and the Secured Party have caused this Agreement to be duly executed by their duly authorized officers as of the day and year first above written.

"Debtor"
Globetech Environmental, Inc

/s/ Donald Sampson
By_____
Donald Sampson, President

"Secured Party"

Globe-Tek, LLC

/s/ Gregory D. Jeffreys

_____
Gregory D. Jeffreys, Managing Member

Tech-Rock, LLC

/s/ Gregory D. Jeffreys

_____
Gregory D. Jeffreys, Manager

/s/ Kimberly R. Jeffreys

_____
Kimberly R. Jeffreys, Manager

MedRock, LLC

/s/ Gregory D. Jeffreys

_____
Gregory D. Jeffreys, Manager

/s/ Kimberly R. Jeffreys

_____
Kimberly R. Jeffreys, Manager